Filed Pursuant to Rule 424(b)(3)

Registration No. 333-135626
462(b) Registration No. 333-140723

PROSPECTUS SUPPLEMENT NO. 8

DATED JUNE 7, 2007

TO PROSPECTUS DATED OCTOBER 10, 2006

70,342,523 Shares of Common Stock

This prospectus supplement and the prospectus, dated October 10, 2006, of Saflink Corporation, as amended by prospectus supplements, dated November 3, 2006, December 7, 2006, January 4, 2007, February 7, 2007, March 9, 2007, April 6, 2007, and May 4, 2007, are part of a registration statement on Form S-3 (File No. 333-135626) we filed with the Securities and Exchange Commission relating to the public offering and sale of securities by selling stockholders described therein. On February 14, 2007, we registered the resale of additional shares of common stock pursuant to Rule 462(b) of the Securities Act on a registration statement on Form S-3 (File No. 333-140723). This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Investing in our common stock is highly speculative and involves a high degree of risk. Please see the following to read about factors you should consider before making a decision to purchase shares of our common stock:

•	“Risk Factors” beginning on page 7 of the prospectus; and

•	“Factors That May Affect Future Results” beginning on page 8 of our annual report on Form 10-K filed with the SEC on March 30, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

On April 16, 2007, holders of approximately $1.6 million in outstanding convertible debenture principal assigned their debentures to FLO Corporation, our wholly-owned subsidiary, in exchange for promissory notes issued by FLO Corporation. In connection with these assignments, FLO Corporation has agreed to postpone all redemption and interest payments related to these debentures.

We have elected to pay the monthly redemption amount due on July 1, 2007, in shares of our common stock. Pursuant to the terms of the convertible debentures, we are required to give the debenture holders 20 trading days’ advance notice of our election to pay the monthly redemption amount in shares of common stock.

At the time we provide notice of our election to pay the monthly redemption amount in shares of our common stock, we are obligated to issue a number of shares of our common stock to the debenture holders to be applied against the monthly redemption amount. The number of shares we are obligated to issue is equal to the quotient of the monthly redemption amount divided by the current conversion price of the debentures. Accordingly, on June 4, 2007, we issued a total of 972,248 shares of our common stock to the debenture holders to be applied against the monthly redemption amount due in July 2007. If 85% of the average of the ten lowest daily volume weighted average prices of a shares of our common stock during the calendar month ending on the day immediately prior to the payment date is less than $0.45 per share, we will be required to issue additional shares of our common stock based on this lower price per share to make the monthly redemption payment in full.

On June 1, 2007, we issued 9,178,757 shares of our common stock to the debenture holders, which when added to the 972,248 shares of our common stock issued on May 3, 2007, represents an aggregate of 10,151,005 shares of our common stock issued in payment of the $437,508 June 2007 monthly redemption amount. In addition, on June 1, 2007, we issued 395,933 shares of our common stock to the debenture holders in payment of the $17,500 interest amount due on the debentures.

Our ability to pay the monthly redemption amount and interest on the debentures in shares of our common stock is also subject to certain conditions, including that:

•	we have paid all liquidated damages, if any, in respect to the registration rights of the debenture holders;

•	our common stock is listed and trading on a national market or exchange or the OTC Bulletin Board;

•	there is a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock for the issuance of all of the shares issuable pursuant to the financing;

•	there is no existing event of default under the debentures;

•	the issuance would not violate certain ownership limitations contained in the debentures; and

•	the debenture holder is not in possession of any information that constitutes, or may constitute, material non-public information which was provided to the holder by us.

The date of this prospectus supplement is June 7, 2007